SEC
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FEB 27 2019

Washington DC
413

SECU

19007541

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: InvestShares, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Ave., Suite 1550
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Goggins — 305 350-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Goggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InvestShares, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC
Mail Processing
Section

FEB 27 2019

Washington DC
413

AMANDA ELENA ZAFFUTO
Notary Public, State of Florida
Commission# GG 274281
My comm. expires Nov. 5, 2022

2-25-19

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

InvestShares, Inc.

Report on Audit of Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

INVESTSHARES, INC.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Investshares, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Investshares, Inc., as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Investshares, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Investshares, Inc.'s management. My responsibility is to express an opinion on Investshares, Inc.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Investshares, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Investshares, Inc.'s financial statements. The supplemental information is the responsibility of Investshares, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 22, 2019

INVESTSHARES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	10,738
Commissions receivable		1,157
Accounts receivable from affiliated entity		352
TOTAL CURRENT ASSETS		12,247

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable		94
Accounts payable to affiliated entity		545
TOTAL LIABILITIES		639
STOCKHOLDER'S EQUITY		
Common Stock; No par value, 1,000 shares issued and outstanding		-
Paid-in capital		40,436
Retained earnings (deficit)		(28,828)
TOTAL STOCKHOLDER'S EQUITY		11,608
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,247

INVESTSHARES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Commissions revenue	$	19,948
Interest income		2
TOTAL REVENUE		19,950
EXPENSES		
Employee compensation		4,130
Commissions expense		577
Occupancy		1,138
Regulatory and compliance		2,779
Professional fees		10,500
Administrative expenses		2,262
TOTAL EXPENSES		21,386
NET INCOME	$	(1,436)

INVESTSHARES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ -	$ 34,936	$ (27,392)	$ 7,544
Net Income (Loss)	-	-	(1,436)	(1,436)
Stockholder's contributions	-	5,500	-	5,500
BALANCE AT THE END OF THE YEAR	$ -	$ 40,436	$ (28,828)	$ 11,608

INVESTSHARES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(1,436)
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		(321)
Accounts receivable from affiliated entity		-
Increase (decrease) in operating liabilities:		
Commissions payable		55
Accounts payable to affiliated entity		15
Net Cash Provided by Operating Activities		(1,687)
CASH FLOWS FROM INVESTING ACTIVITIES		
Stockholder contributions		5,500
Net Cash Provided By Investing Activities		5,500
NET INCREASE IN CASH		3,813
CASH AT BEGINNING OF YEAR		6,925
CASH AT END OF YEAR	$	10,738

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Investshares, Inc. (the Firm) was formed as a Michigan corporation in the state of Michigan in 2012 and in 2018 the firm domesticated in the State of Florida. The Firm is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm sells mutual funds, annuities and life insurance and is registered in the states of California, Florida and Michigan.

b. Revenue Recognition-The Firm recognizes and records commissions and other income on a trade-date basis. Revenue consists of commissions and 12b-1 fees on mutual funds and annuities.

   In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under GAAP. The Firm has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The principles of revenue recognition from ASU 2014-09 are largely consistent with current practices of the Firm.

c. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2018.

d. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

   The Firm is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

f. Commissions Receivable— Commissions receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required.

g. Advertising—The Firm's advertising costs are expensed as incurred. The Firm had advertising costs of $0 for the year.

NOTE 2: TRANSACTIONS WITH AFFILIATED ENTITY

The Firm has entered into an expense sharing agreement with an affiliated entity (common ownership). Rent for the building they occupy is shared 50% for each entity. Rent expense for the year was $1,138.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "Limited business (mutual funds and or variable annuities only". During the year ended December 31, 2018 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as S corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The stockholders are taxed individually on their share of the Firm's earnings. The Firm is subject to certain state taxes. No provision for state income taxes is required at December 31, 2018.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2018.

The firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2018, net capital as defined by the rules, equaled $10,193. The ratio of aggregate indebtedness to net capital was 6.27%. Net capital in excess of the minimum required was $5,193

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (1).

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

INVESTSHARES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	11,608
less nonallowable assets from Statement of Financial Condition		(1,415)
Net capital before haircuts on securities positions		10,193
Haircuts on securities		-
Net Capital	$	10,193
Aggregate Indebtedness	$	639
Net capital required based on aggregate indebtedness (6-2/3%)		43
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	5,193
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(A) - 10% of total aggregate indebteness		64
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	4,193
Percentage of Aggregate Indebtedness to Net Capital		6.27%

InvestShares, Inc.
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Investshares, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which Investshares, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (1), and Investshares, Inc. stated that Investshares, Inc. met the exemption provisions of SEC rule 15c3-3(k)(1) throughout the past fiscal year ending December31, 2018 without exception. Investshares, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
February 22, 2019

INVESTSHARES, INC.

701 BRICKELL AVE., – SUITE 1550

MIAMI, FL 33131

February 21, 2019

Exemption exemptions, Statement with Regard to Rule 15 c3-3

Investshares, Inc. (CRD 151369, SEC file 8-68365) is a $5,000 minimum net capital non carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1).

Exemption Report under Rule 15c3-3(k)

It is to the best knowledge and belief that Investshares, Inc. has met the exemption provisions of SEC rule 15c3-3(k)(1) throughout the past fiscal year ending December 31, 2018 without exception.

Michael Goggins
President